Exhibit (a)(9)
                                                               Press Release


                  EMERSON ELECTRIC CO. COMMENCES TENDER OFFER
                     TO PURCHASE ALL OUTSTANDING SHARES OF
                  DANIEL INDUSTRIES, INC. AT $21.25 PER SHARE


         St. Louis, May 18, 1999 -- Emerson Electric Co. (NYSE: EMR) announced today that a wholly owned subsidiary has commenced a tender offer to acquire all outstanding shares of common stock of Daniel Industries, Inc. (NYSE: DAN) for $21.25 per share upon the terms and subject to the conditions set forth in the offer to purchase and the related letter of transmittal, both dated today. The offer and withdrawal rights will expire at 12:00 midnight, EDT on Tuesday, June 15, 1999, unless the offer is extended.

         As announced on May 13, the tender offer is being made pursuant to an agreement providing for the acquisition of Daniel by Emerson. Daniel's board of directors has unanimously approved the tender offer and recommends
Daniel shareholders tender their shares pursuant to the offer.

         Based in Houston, Texas, Daniel is a leading provider of measurement and control equipment, systems and services for the oil and gas industry. Daniel's measurement and control products, comprising the company's largest segment, include flowmeters, metering systems and gas chromatographs. Daniel is one of the world's largest producers of measurement products for custody transfer of natural gas flows delivered via pipeline. Daniel's Bettis actuation business is a worldwide leader in pneumatic and hydraulic actuators for valves in oil and gas production, pipelines, refining and other industrial applications. The company also is a leader in the production of large-diameter gate valves, which are used primarily in pipelines transporting crude oil and refined products.

         "Daniel's long-standing reputation and strength in the oil and gas industry, particularly in natural gas, will greatly enhance the leadership of Emerson and our Fisher-Rosemount companies," said David N. Farr, senior executive vice president with responsibility for Emerson's process business, in last week's announcement. "Daniel broadens the market penetration of our process business and provides significant potential for increased sales of our existing products and systems into this important segment."

         The necessary filings with the Securities and Exchange Commission in connection with the tender offer are being made today, and the offer documents will be mailed to Daniel shareholders promptly. Morgan Stanley & Co. Incorporated is acting as dealer manager in connection with the tender offer, and Georgeson & Company, Inc. is acting as information agent.

         Requests for copies of the offer to purchase, the related letter of transmittal and the other tender offer materials may be directed either to the information agent in writing at Wall Street Plaza, New York, N.Y. 10005 or by telephone at 212-223-2064 (for banks and brokers) and 800-223-2064
(for all other callers) or to the dealer manager in writing at 1585 Broadway, New York, N.Y. 10036 or by telephone at 212-761-7257. Copies will be furnished promptly at Emerson's expense. The offer to purchase and the letter of transmittal contain important information that should be read before any decision is made with respect to the tender offer.

         Emerson Electric, based in St. Louis, is a global manufacturer with market and technology leadership in the areas of process control, industrial automation, electronics, HVAC, appliance components, electric motors, tools and storage products. Fiscal 1998 sales totaled $13.4 billion.

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